May 8, 2013

U.S. Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4631
Washington, D.C. 20549

Attention:	Mr. Terence O’Brien, Accounting Branch Chief Division of Corporation Finance

CC:	Ms. Asia Timmons-Pierce Division of Corporation Finance

Mr. Al Pavot, Staff Accountant Division of Corporation Finance

RE:         Kronos Worldwide, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2012, Filed March 12, 2013
File No. 1-31763

Dear Mr. O’Brien

Reference is made to the Staff’s letter dated April 24, 2013, (the “Comment Letter”), which sets forth comments of the Staff regarding the Annual Report on Form 10-K for the year ended December 31, 2012 (“10-K”) of Kronos Worldwide, Inc. (“KWI”).  KWI has responded to the Comment Letter as follows.  The responses are numbered to correspond to the numbers of the Comment Letter.

Kronos Worldwide, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2012

Raw Materials, page 10
1.
We note your disclosure that you purchase natural rutile ore primarily from Iluka Resources, Limited under new supply contracts entered into in January 2013 and Sierra Rutile Limited under contract that expire in 2013.  We note your disclosure that you have long-term slag agreements with Rio Tinto Iron and Titanium, Tronox Mineral Sands (PTY) LTD and Q.I.T. Fer et Titane Inc. (“Q.I.T”) and a sulfate grade slag contract with Q.I.T.  In future filings, please file material agreements relating to the supply of raw materials or explain why the company has not considered them material agreements under Item 601 of Regulation S-K.

As disclosed in the 10-K, titanium-containing feedstock suitable for use in our chloride process manufacturing facilities is available from a limited but increasing number of suppliers principally in Australia, South Africa, Canada, India and the United States.  Our feedstock supply contracts for our chloride process facilities are as follows:
•	Rio Tinto Iron and Titanium (“Rio Tinto”) - chloride process grade slag - contract expires in December 2016;
•	Tronox Mineral Sands (PTY) LTD (“Tronox”) - chloride process grade slag - contract expires in December 2015;
•	Q.I.T. Fer et Titane Inc. (“Q.I.T.,” a subsidiary of Rio Tinto Iron and Titanium) – upgraded slag - contract expires December 2015;
•	Iluka Resources, Limited (“Iluka”) – natural rutile ore - contracts expires in 2013; and
•	Sierra Rutile Limited (“Sierra”) – natural rutile ore - contract expires in 2013.

As one of the few vertically-integrated producers of sulfate process TiO2, we operate two rock ilmenite mines in Norway, which provided all of the feedstock for our European sulfate process TiO2 plants in 2012.  For our Canadian sulfate process plant, we purchase sulfate grade slag primarily from Q.I.T. under a contract that expires in December 2014.  In the past we have been, and we expect that we will continue to be, successful in obtaining short-term and long-term extensions to all of these supply contracts prior to their expiration.

With respect to the chloride-process feedstock supply contracts with Tronox, Iluka and Sierra, and the sulfate-process feedstock supply contract with Q.I.T., such contracts have been made in the ordinary course of business, and the quantities under contract are not material to our operations and consequently our operations are not substantially dependent on any such contract.  Therefore, we do not believe these contracts are material agreements required to be filed under Item 601(b)(10) of Regulation S-K.

With respect to the chloride-process feedstock supply contract with Q.I.T., while such contract involves quantities material to our operations, such contract has been made in the ordinary course of business and we believe alternate suppliers are available for the upgraded slag under contract, and consequently our operations are not substantially dependent on such contract.  Therefore, we do  not believe this contract is a material agreement required to be filed under Item 601(b)(10) of Regulation S-K.

In our future filings with the Commission, we will include as an exhibit our chloride-process feedstock supply contract with Rio Tinto.

KWI acknowledges that:

•	KWI is responsible for the adequacy and accuracy of the disclosures in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to our filings with the Commission; and

•	KWI may not assert Staff comments as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws of the United States.

If you have any questions regarding our responses to the Comment Letter, please feel free to call me at (972) 450-4228.  I can also be reached via facsimile at (972) 448-1445 or via email at gswalwell@valhi.net.

Sincerely,

Kronos Worldwide, Inc.

By: /s/  Gregory M. Swalwell
   Gregory M. Swalwell
         Executive Vice President and Chief Financial Officer